Exhibit I
CRUDE CARRIERS CORP. ANNOUNCES NEW SPOT-RELATED TIME CHARTERS FOR TWO OF
ITS TANKERS WITH SHELL TRADING & SHIPPING CO. AND APPOINTMENT OF CHIEF
COMMERCIAL OFFICER
ATHENS, Greece — September 2, 2010 — Crude Carriers Corp. (NYSE: CRU) (the “Company”) announced today that it has reached an agreement with Shell Trading & Shipping Co., the world’s largest charterer of oil tonnage, to charter an additional two of its crude tankers under spot-related time charters.
The Company has agreed to employ the Suezmax vessels, M/T ‘Amoureux’ (150,393 dwt, built 2008, Universal Shipbuilding) and M/T ‘Aias’ (150,096 dwt, built 2008, Universal Shipbuilding) under spot index-related time charters for a period of approximately 12 months (+/- 30 days) each. Under the terms of the spot related time charter agreements, the minimum base rate received by the vessels shall be the monthly average of the Baltic Dirty Tanker Route 5 (TD5) (West Africa — US East Coast), one of the main spot Suezmax trading routes. In addition, both charters are also subject to a profit sharing arrangement, settled quarterly, allowing the Company to receive 50 percent of any additional revenues earned by the vessels in excess of the index related minimum base rate over the period that the actual voyage took place.
The ‘Amoureux’ and the ‘Aias’ commenced their employment under these charters on August 11th and August 28th, respectively. Currently, three of the Company’s five tankers are employed under similar index-related time charter arrangements which provide exposure to the tanker spot market, ensure high fleet utilization and demonstrate the Company’s ability to leverage its network of relationships with oil majors.
In addition, the Company is pleased to announce the appointment of Mr. Karsten Djuve as Chief Commercial Officer of the Company as of September 1, 2010. Mr. Djuve has 17 years of experience in the shipping industry and comes to the Company after six successful years as Regional Chartering Manager for the Americas at BP, where he was responsible for chartering of foreign flag tankers in all segments including VLCC and Suezmax tankers.

Forward Looking Statements:
This press release may contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to the expected duration and earnings of the company’s vessels, and are based on management’s current expectations and observations. Included among the important factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: (i) conditions in the United States capital markets; (ii) conditions affecting the crude spot market and the crude market generally; and other factors listed from time to time under “Risk Factors” and other sections of our public filings with the SEC including, without limitation, Crude Carriers Corp.’s registration statement on Form F-1. We make no prediction or statement about the performance of shares.
About Crude Carriers Corp.
Crude Carriers Corp. (NYSE: CRU) is a Marshall Islands corporation focusing on the maritime transportation of crude oil cargoes. The company owns a modern, high specification fleet of crude oil tankers, which is currently comprised of two VLCC (Very Large Crude Carrier) and three Suezmax tankers. The company’s fleet is employed in the crude oil spot tanker market. Crude Carriers Corp. common shares trade on The New York Stock Exchange under the symbol “CRU”.
For further information please contact:
Company contacts:
Ioannis Lazaridis, President
Tel: +30 (210) 4584 950
E-mail: i.lazaridis@crudecarrierscorp.com
Jerry Kalogiratos, CFO
Tel: +30 (210) 4584 950
E-mail: j.kalogiratos@crudecarrierscorp.com
Investor Relations / Media:
Nicolas Bornozis, President
Matthew Abenante
Capital Link, Inc.
230 Park Avenue — Suite 1536
New York, NY 10160, USA
Tel: (212) 661-7566
Fax: (212) 661-7526
E-mail: crudecarriers@capitallink.com
www.capitallink.com